EXHIBIT 99.1

PyroGenesis Announces Successful Completion of Additive Manufacturing NexGen™ Powder Test Runs; Commercial Powder Production Begins

MONTREAL, May 12, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company, (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce that, further to its press release dated April 19th, 2021, powder test runs for batch to batch consistency using its cutting edge Additive Manufacturing (“AM”) NexGen™ powder production line has been completed successfully, and ahead of schedule. The Company is now producing AM metal powders for clients.

“We are happy to announce this significant milestone, almost two months ahead of the schedule announced on April 19th. The strategic decision previously made to delay powder production to incorporate several revolutionary improvements into the existing production line (increased production rate, lower CAPEX, lower OPEX, narrower particle size distribution) means that PyroGenesis is entering the AM powder market with a production line which management believes is the low-cost producer in its class. Management also believes that the NexGen™ powder production line will also enable PyroGenesis to uniquely process materials which, until today, did not seem economically feasible,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “It is very exciting to know that we are now going to be delivering powders to very discerning and distinguished clients. However, I want to caution readers not to be expecting hundreds of tons of powder orders next week. As everything we do “…slow is smooth and smooth is fast…”, it is a strategy that we have perfected. It has worked well for us up to now, and we see no reason to change it.”

“We are where we want to be,” said Mr. Massimo Dattilo, Vice President of PyroGenesis Additive. “The next step is to complete the qualification processes and secure large long-term contracts, thereby providing PyroGenesis with recurring revenues for years to come. This will obviously take time, but we are there now. With the advantages of the NexGen™ powder production line, we believe it is only a matter of time given the major top tier aerospace companies and OEMs are already awaiting powders from this new state-of-the-art production line.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e8334b00-e686-471e-8817-0033fe5e1faf